

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2025

Todd McElhatton
Chief Financial Officer
Zuora, Inc.
101 Redwood Shores Parkway
Redwood City, CA 94065

> **Re: Zuora, Inc.**
> **Form 10-K for the year ended January 31, 2024**
> **File No. 001-38451**

Dear Todd McElhatton:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Technology

cc: Andrew Cohen